UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under The Securities Exchange Act of 1934

Green Energy Management Services Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

39304E100

(CUSIP Number)

381 Teaneck Road, Suite 3
Teaneck, NJ 07666
(201) 530-1200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	39304E100

(1)	NAMES OF REPORTING PERSONS:

Ronald P. Ulfers, Jr.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) ☐
(b) ☒

(3)	SEC USE ONLY:

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

(7)	SOLE VOTING POWER:
NUMBER OF
SHARES	63,859,803
BENEFICIALLY	(8)	SHARED VOTING POWER:
OWNED BY
EACH	0
REPORTING	(9)	SOLE DISPOSITIVE POWER: 63,859,803
PERSON WITH:
63,859,803
(10)	SHARED DISPOSITIVE POWER:

0
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
63,859,803(1)
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
14.4%
(14)	TYPE OF REPORTING PERSON: IN
___________________________________
(1)
2,000,000 shares and 61,859,803 shares of common stock of Green Energy Management Services Holdings, Inc. are held directly by RPU Services LLC (“RPU”) and Mountain Construction Advisors LLC (“MCA”), respectively. Mr. Ulfers, Jr. is the sole member of each of RPU and MCA, and in such capacity, Mr. Ulfers, Jr. has the sole voting and dispositive power over the shares held directly by RPU and MCA.

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Person on April 18, 2011 (as amended, this “Schedule 13D”), with respect to the common stock, par value $0.0001, of Green Energy Management Services Holdings, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 381 Teaneck Road, Suite 3, Teaneck, New Jersey 07666.

ITEM 2.  IDENTITY AND BACKGROUND.

No material change.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“The Reporting Person is the sole member of RPU and MCA. Prior to the Reporting Person’s appointment as the Chairman, President and Chief Executive Officer and a director of the Company, RPU acquired 2,000,000 shares of the Company’s common stock for $100,000 and MCA acquired 21,859,803 shares of the Company’s common stock from a certain stockholder of the Company for prior considerations. On May 3, 2011, 40,000,000 shares of the Company’s common stock were transferred by certain stockholders of the Company to MCA in consideration of the Reporting Person being appointed as the Chairman, President and Chief Executive Officer and a director of the Company on April 6, 2011. As of the date of this Schedule 13D, RPU beneficially owns directly 2,000,000 shares of the Company and MCA beneficially owns directly 61,859,803 shares of the Company.”

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“Prior to the Reporting Person’s appointment as the Chairman, President and Chief Executive Officer and a director of the Company, RPU acquired 2,000,000 shares of the Company’s common stock for $100,000 and MCA acquired 21,859,803 shares of the Company’s common stock from a certain stockholder of the Company for prior considerations.

On May 3, 2011, 40,000,000 shares of the Company’s common stock were transferred by certain stockholders of the Company to MCA in consideration of the Reporting Person being appointed as the Chairman, President and Chief Executive Officer and a director of the Company on April 6, 2011.

All of the securities of the Company beneficially acquired by the Reporting Person through RPU and MCA were acquired for investment, and the acquisitions of the common stock of the Company were made in the ordinary course of business and not for the purpose of acquiring control of the Company. Future acquisitions of securities of the Company by the Reporting Person, RPU and/or MCA, if any, will depend, among other things, on market and economic conditions, the Reporting Person’s overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Reporting Person or RPU or MCA will acquire additional securities of the Company. In addition, as the Chairman, President and Chief Executive Officer and a director of the Company, the Reporting Person may receive additional shares of the Company’s common stock as determined by the Company’s board of directors. The Reporting Person reserves the right to change his current plans and intentions, which may include a decision not to acquire additional securities of the Company, or to sell some or all of the Company’s common stock in the open market, in private transactions, or otherwise.

Except as set forth herein, the Reporting Person has no plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction; such as a merger reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change of the present board of directors or management of the Company including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(g)	Causing the Company’s common stock to be delisted from the Over-The-Counter Bulletin Board;

(h)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(i)	Any action similar to any of those enumerated above.”

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

“(a)
As of the date hereof, the Reporting Person has beneficial ownership of 63,859,803 shares of the issued and outstanding common stock of the Company. Such stock represents beneficial ownership of approximately 14.4% of the total issued and outstanding shares of the Company’s common stock based on 443,777,432 shares of the issued and outstanding common stock of the Company as of March 28, 2011, as reported by the Company in its Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission on March 31, 2011. Mr. Ulfers, Jr. is the sole member of each of RPU and MCA, which directly own 2,000,000 shares and 61,859,803 shares, respectively, of the common stock of the Company.

(b)
The Reporting Person has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the common stock of the Company beneficially owned by the Reporting Person in his capacity as the sole member of RPU and MCA.

(c)
Except as set forth herein, the Reporting Person has not effectuated any transaction in the common stock of the Company during the past 60 days prior to the date hereof. On May 3, 2011, 40,000,000 shares of the Company’s common stock were transferred by certain stockholders of the Company to MCA in consideration of the Reporting Person being appointed as the Chairman, President and Chief Executive Officer and a director of the Company on April 6, 2011. No monetary consideration was exchanged in the transfer.

(d)	Not applicable.

(e)	Not applicable.”

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No material change.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 2011

By:	/s/ Ronald P. Ulfers, Jr.
Name: Ronald P. Ulfers, Jr.